MMI LETTERHEAD
Exhibit 6
March 30, 2007
The Board of Directors
c/o Mr. Michael T. Dan
Chairman, Chief Executive Officer and President
The Brink’s Company
1801 Bayberry Court
Richmond, Virginia 23226-8100
Dear Members of the Board,
     We remain frustrated with The Brink’s Company’s (“BCO”) longstanding, significant undervaluation relative to its peers. In December we presented an analysis illustrating four different strategic alternatives to attempt to address this chronic undervaluation. Since then BCO has announced no effort to address the situation and the stock has continued to languish, while two competitors have announced acquisitions and two others have proceeded down the path of separating security operations into independent, publicly-traded vehicles.
     Accordingly, we have refined our thinking and are providing you our analysis calling for a tax free spin-off of one of BCO’s two business segments to shareholders on a pro rata basis as soon as possible. We have also enclosed herein a memorandum from our counsel regarding many of the pertinent issues and legal considerations arising in the spin-off process. We believe you will find, as we have, that these are eminently addressable with regard to a spin-off. We take at face value the company’s statements that they are always considering the best course to increase value. However, it is time to move from contemplation to action. We believe a spin-off would achieve a number of significant corporate business purposes. As a result of achieving such business purposes, we believe the aggregate value of the two companies would be more than $79 per share, a 25% premium to yesterday’s closing price. This translates into more than $700 million of total market value.
     Please consider this promptly, and if you agree, put BCO on a path to realizing this opportunity as soon as possible. The window to capitalize on this option is open at this juncture and, as we stressed when we asked the company to sell BAX in 2005, such windows do not remain open forever. We believe the result would be two strong, viable public companies, each with market capitalizations of approximately $1.5 billion or greater. This corporate transaction is within the control of the Board to initiate and execute, but we believe you would have significant shareholder support behind you. As owners of 8.3% of the outstanding stock, we have been long been admirers of BCO’s management, operations, brands and market positions, and believe that this endeavor would ultimately result in those qualities being more fairly valued in the marketplace.
     As always, we are amenable to discussing any of our points in the enclosed analysis.
Sincerely,
/s/ Clay Lifflander
Clay Lifflander
Enclosure
cc:       Robert Ritter, Chief Financial Officer

Memorandum

TO •	MMI Investments, L.P.

FROM •	Sonnenschein Nath & Rosenthal LLP

DATE •	March 29, 2007

RE •	Corporate Divestitures: Spinoff Transactions
     You asked us to provide an overview of certain significant legal considerations relating to corporate divestitures, including specifically spin-off transactions. As you know, most major corporations actively review each of their businesses to determine the best way to realize their inherent values. As a result of this review process, companies sometimes determine to engage in a restructuring transaction designed to enhance stockholder value over the long term and permit separate market valuations of distinct businesses of corporations.
     Corporate divestitures can be accomplished in any number of ways, including: (1) spin-off transactions where a corporation (the “Company”) distributes to its stockholders on a pro rata basis shares of a subsidiary of the Company (“Spinco”), (2) split-up transactions whereby the stock of the subsidiary is distributed on a non-pro rata basis, frequently by means of an exchange offer whereby Company stockholders can elect to exchange some or all of their Company stock for the stock of a subsidiary, (3) an initial public offering of some or all of the shares of a subsidiary, (4) dividends of “tracking stock” designed to reflect the financial performance of a distinct business of a corporation, and (5) the sale of the assets and related liabilities of a separate business, or the stock of a subsidiary of the Company, to a buyer in an M&A transaction.
     While a number of the issues discussed below arise in connection with any divestiture transaction regardless of form, we have generally focused as you requested on a discussion of certain significant legal issues relating to spin-off transactions. This memo is not a legal opinion nor legal advice to any party and may not be relied upon by any person or entity as such. This information is provided for informational purposes only and does not constitute legal advice regarding any specific situation. Application to particular circumstances would necessarily require detailed consideration and analysis of specific facts and circumstances, including applicable state laws, and may be affected by statutory, administrative, judicial and other provisions and interpretations not discussed herein.
     A. Overview of a Spin-off Transaction.
     In a spin-off, the “Company” distributes to its stockholders shares of a subsidiary of the Company (“Spinco”). Spinco may be an existing subsidiary of the Company which conducts a separate line of business from the Company’s other businesses. Alternatively, Spinco may be a subsidiary which is specifically formed by the Company prior to a spin-off to operate a separate line of business of the Company. After the spin-off, the Company and Spinco and their respective businesses are completely separated.
     The Board of Directors of the Company which approves a spin-off establishes a ratio for the number of shares of Spinco stock to be distributed for each outstanding share of Company Stock held by stockholders on a record date established by the Board. The actual distribution of the shares of Spinco stock is then made on a date established by the Board (the “distribution date”).
     A spin-off can typically be implemented within four to nine months after the Board of Directors of the Company authorizes the spin-off, depending on a number of factors including the relative complexity of separating the assets, liabilities and employees of the different businesses, the relative autonomy of the business being spun-off, the extent to which transitional services will be required, whether stockholder approval of the Company is required, and whether the Company elects to seek a private letter ruling from the Internal Revenue Service (the “IRS”) with respect to the tax-free treatment of the spin-off.
     B. Corporate Law Issues
     1. Responsibilities of Directors in Authorizing Spin-off. In determining whether the Company should engage in a spin-off, directors of the Company owe fiduciary duties of care and loyalty to the Company and its stockholders. The duty of loyalty generally requires that a director’s actions be motivated only by the best interests of the Company and its stockholders. The duty of care essentially requires a director to be attentive and inform himself or herself of all material facts regarding a transaction before he or she votes on it.
     The decision to authorize a spin-off by a director who properly exercises his or her duties of care and loyalty should be protected by the “business judgment” rule. In general, the business judgment rule is a presumption that in making a business decision, the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. When the courts find that the business judgment rule applies, the business decisions of disinterested directors are not disturbed if they can be attributed to any rational business purpose.
     For the business judgment rule to apply, the directors must (i) be disinterested and independent, (ii) act in good faith and honestly believe that their action is in the best interests of the corporation, and (iii) be informed and act with due care in the decision-making process.
     The determination of whether a spin-off is in the best interest of stockholders involves an analysis of various factors, including:
(a)	The financial condition, results of operations, business and prospects of the Company and Spinco in the absence of the spin-off;

(b)	The relative benefits and risks of various alternative strategies (e.g., recapitalization of the Company, sale of Spinco to third parties);

(c)	The business considerations associated with separating Spinco and its business from the Company (e.g., the ability of each company following the spin-off to adopt strategies, pursue objectives and use financial resources appropriate to its specific business); and

(d)	The effect of the separation of the businesses on long-term stockholder value.
In analyzing these and other factors, the Board of Directors of the Company typically obtains advice from independent financial advisors.
     Solvency Opinion. In addition to investment banking advice, the board of directors of a corporation whose stockholders are receiving value in a spin-off transaction often request a solvency opinion from a qualified independent expert. A solvency opinion generally involves a conclusion that (i) the corporation is solvent on the basis of its assets and liabilities at their fair values (which may not be the same as GAAP accounting would provide) and (ii) based on medium to long-term post-closing projections, the corporation will be able to service its debt and its current and anticipated future obligations. The receipt of a solvency opinion helps support a conclusion that the spin-off should not be deemed a fraudulent conveyance detrimental to creditors or a prohibited dividend under applicable state corporate law as described in B.3 and B.4 below.
     There are several well-qualified firms which do such analyses and give solvency opinions. That expert often will review multi-year projections for different scenarios following the spin-off prepared by Company management, as well as actuarial reports relating to contingent future liabilities such as pension, trust or similar funding obligations. If the projections used are reasonably conservative and have some cushion to meet obligations even if the results in certain periods are worse than projected, this bolsters the comfort which the board can draw from the projections and the forward-looking portion of the solvency opinion.
     2. Stockholder Approval Requirements. As discussed above, the typical spin-off involves a distribution by the Company of all of the shares of Spinco to Company stockholders on a record date established by the Company’s Board of Directors. The issue of whether stockholder approval is required depends on the state of incorporation of the Company. In some jurisdictions, pro rata spin-offs are expressly excluded from the stockholder approval requirements. For example, if the Company is a Virginia corporation, Section 13.1-723 of the Virginia Stock Corporation Act, as amended, provides that, unless the articles of incorporation provide otherwise, no stockholder approval is required “to distribute assets pro rata to the holders of one or more classes or series of the corporation’s shares”. A recent example is the pending spin-off by Altria Group, a Virginia corporation, of all of its remaining interest (89%) in Kraft, which distribution will be made on March 30 without any vote of Altria Group stockholders. Similarly, if the Company is a Delaware corporation, stockholder approval is not required for the typical spin-off regardless of Spinco’s relative contribution to the pre-spinoff assets, revenues or earnings.1
     Under the law of certain other jurisdictions, a stockholder vote is required for the “sale or other disposition of all or substantially all” of a company’s assets.2 In some of these jurisdictions, a spin-off may be considered to be a “sale or other disposition” for these purposes. If stockholder approval is required, the corporate laws of most states provide dissenting stockholders with appraisal rights entitling them to receive a cash payment equal to the pre-spin-off value of their Company shares.
     Accordingly, if the business to be spun off is a significant business, an analysis should be made as to the need for a stockholder vote under the laws of the jurisdiction in which the Company is incorporated. Attention should also be given to any applicable stockholder approval requirements in connection with any pre-spinoff restructuring activities. In cases where stockholder approval is not legally required, companies typically proceed without a stockholder vote, thereby avoiding the time, expense and potential uncertainty associated with holding a meeting.
     3. Dividend Limitations. Delaware corporate law and the corporate law of most other states permit a corporation to pay a dividend or make a distribution to its stockholders, such as a spin-off distribution, so long as such distribution does not cause the net assets of the Company to fall below the Company’s stated capital (for stock with par value, the aggregate par value of the Company’s capital stock). Similarly, Section 13.1-723 of the Virginia Stock Corporation Act provides that no such distribution may be made if, after giving it effect, (1) the corporation would not be able to pay its debts as they come due in the usual course of business, or (2) the corporation’s total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution.
     The assets and liabilities of the Company may be determined on a fair market valuation for purposes of this legal standard. This legal standard essentially imposes a requirement that the spin-off distribution not exceed the surplus represented by the excess of the Company’s assets, taken at their actual value as determined by the Board of Directors, over the debts and liabilities (and preferred stock, if applicable) of the Company, also taken at their actual value. The valuation by the Board may generally

[1]	Under Delaware law, stockholder approval is required for the Company to “sell, lease or exchange all or substantially all of its property and assets.” This provision should not apply to any distribution of property or assets, such as shares of a subsidiary in a spin-off.

[2]	For example, the corporate laws of New York require stockholder approval for any “sale, lease, exchange or other disposition (emphasis supplied)” of all or substantially all of a corporation’s assets. A spin-off is arguably a disposition of assets within the meaning of these statutory provisions. Thus, stockholder approval may be required in some jurisdictions if the spin-off of Spinco is a distribution of substantially all of the assets of the Company.

be based upon: (i) financial statements prepared on the basis of accounting practices and principles that are appropriate in the circumstances, (ii) appraisals of assets, and (iii) expert advice offered by investment bankers on the basis of reasonable financial forecasts and other information supplied by management.
     4. Fraudulent Conveyance. In addition to complying with corporate law restrictions on dividends, the Board of Directors should evaluate whether the spin-off could be subject to potential challenge by current or future creditors of the Company as a fraudulent conveyance or transfer. Although fraudulent conveyance laws vary from state to state, such laws generally provide that a fraudulent conveyance occurs if: (a) the spin-off distribution leaves the parent company with liabilities in excess of assets or with an unreasonably small capital or (b) causes the parent company to be unable to pay its debts as they become due. Fraudulent conveyance law extends beyond situations where there is an actual intent to defraud creditors to constructive fraud cases where the corporation is receiving less than reasonably equivalent value in the transaction and is either insolvent at the time of the transaction or rendered insolvent by the transaction. If the Company’s creditors successfully bring a fraudulent conveyance claim against the Company, they may seek rescission of the spin-off (recovery from the Company’s stockholders of the value of Spinco common stock distributed to them). Alternatively, such creditors may seek to enjoin the spin-off.
     As noted in B.1 above, in authorizing a spin-off, the Board of Directors of the Company should obtain the advice of independent financial advisors as to the adequacy of the post-spin-off capital structures of the Company and Spinco, including a solvency opinion. The Board should undertake a fraudulent conveyance analysis (which could also serve to support the legality of the amount of the spin-off dividend under corporate law) to help mitigate liability concerns if the Company were to encounter serious financial problems within a short period of time after the spin-off. Such analysis and advice also helps bolster the business judgment protections for the board.
     5. Planning and Due Diligence Considerations.
     Separating the Businesses. The initial step in a spinoff is of course to determine exactly what is to be divested. In the case of a spinoff of a division or portion of the business that has been run as part of a single operation or single legal entity, the corporate separation issues can be complex. In essence, all the assets and operations to be held by the new company to be separated must be defined and transferred. These transfers in themselves may raise complex corporate and tax structuring issues.
     In the case of a spin-off of a separate subsidiary that has been operated as a standalone business, this typically is a much simpler process. Even in situations where little or no transfers are required to separate the businesses, there may be common support functions that will have to be divided or replicated before the company to be spun off will be ready to operate as a standalone public company.
     Allocation of Liabilities. Care must be taken in allocating debt and liabilities in the spinoff context to ensure that the spun-off entity (and the remaining entity) are viable and that there are no issues as to the solvency of either entity, as creditors who suffer as a result of a transaction may bring litigation under a variety of legal theories. (See, e.g., B. 3 and B.4 above). From the legal perspective, existing debt documentation must be reviewed to determine any limitations on assumption of the debt by each of the businesses, as well as any dividend or ratio tests that may limit the ability to spin off major portions of the business. Even if debt covenants are not violated, the impact on the value of existing debt, particularly any publicly-held debt, should be considered in determining the allocation of existing debt and contingent liabilities. In the case of a standalone subsidiary, contingent liabilities may already reside in the appropriate legal entity. In other cases, allocation of existing and contingent liabilities may be accomplished through indemnities from one business to the other, either specifically or generically identifying the liabilities. The effectiveness of such indemnities depends on the creditworthiness of the indemnitor.
     Allocation of Employees and Employee Benefits. In the case of a subsidiary that has been operated as a standalone entity, composition of management is often reasonably straightforward. There may nevertheless be issues as to whether new or additional managers are necessary to make the transition from a subsidiary to a separate publicly-traded company. In other cases, composition of management may pose more complicated issues, especially to the extent that existing managers may have responsibilities that overlap between businesses to be spun off and businesses to be retained, or have experience in and are valuable to both businesses. The needs of each business, as well as the desires of the individual managers, need to be taken into consideration in determining who is allocated to which business.
     Most other employees will likely logically be associated with one or another of the businesses. The issues in separating such employees are primarily legal, including the division of any pension plans and related assets, the division of other benefit plans and related assets, the treatment of stock options, and the impact of any union contracts (including any restrictions in such contracts). The new entity must also determine the compensation arrangements and employee benefit plans it will have after it becomes a separate company.
     Convertible Securities and Warrants. If the Company has convertible securities or warrants outstanding, a spin-off would likely trigger anti-dilution provisions in such securities. These provisions typically provide for an adjustment in the number of shares of Company common stock that are issuable upon conversion of the applicable security to adjust for the reduction in value of the Company common stock after the spin-off. Some of these provisions may also require (or permit) the Company to distribute the spin-off shares to the holders of the convertible securities or warrants as if such holders had converted such securities prior to the spin-off distribution. The Board of Directors should assess the impact of these anti-dilution provisions when considering and planning a spin-off.
     Intellectual Property. To the extent the businesses to be separated rely substantially on intellectual property rights (e.g., trademarks) that may be held by one entity, the intellectual property would need to be allocated to or shared among the businesses following the separation. Trademark and trade name rights are based on the ability to identify products or services as coming from a single source, and present unique issues concerning allocation of ownership.
     Where both the Company and Spinco use the same trade name, a number of potential alternatives are available, including re-branding, co-ownership, licensing and other arrangements. In some cases, the business of Spinco is re-branded and markets its products under a different name after completion of the spin-off. For example, prior to the divestiture by GE of its GE Financial Assurance subsidiary, the name of the subsidiary was changed to Genworth Financial. In such circumstances, Spinco is often granted a limited right to utilize the former trade name during a transition period while the new brand identity is established.
     Joint ownership of trademarks, while technically feasible, is generally discouraged because it causes the mark to identify two different companies, preventing the trademark or trade name from identifying one particular source. Separate ownership of a trademark or trade name by different entities may be appropriate where the two owners function in entirely different geographic areas or markets. For example, for a period of time, the HILTON mark was owned by separate entities, one with rights in the United States, and the other with rights in other parts of the world. Since trademark rights are protected in individual countries or territories, separate ownership in different countries is feasible. Similarly, where two owners direct the mark to entirely different markets, such as one in the consumer market and another in the industrial market, separate ownership might be appropriate.
     A long-term license arrangement between the two separated companies could strengthen rather than weaken the trademark and trade name.3 A proper trademark license provides that all good will in the mark is owned by the licensor. A license should include the licensor’s right to review the quality control of

[3]	If the Company grants Spinco a royalty-free non-exclusive license of the Company’s name to use in the Spinco business, the qualification of a tax-free spin-off under Section 355(a) of the Internal Revenue Code of 1986, as amended (the “Code”), generally should not be adversely affected. See e.g., PLR 200029037 (August 3, 1999) and PLR 199435031 (June 2, 1999).

the licensee’s use, and the licensor’s right to terminate the license for breach of the quality control provisions. A license could be royalty-free, and could be an exclusive grant of rights to the licensee in a particular field. A perpetual or irrevocable trademark license that does not give the licensor termination rights could be harmful to the trademark. From the licensee’s perspective, a license can enable the licensee to benefit from a well-known trademark. The licensee in such circumstance would not accrue goodwill in its own name or value in the mark as an asset and would be required to meet the licensor’s quality control standards in order to maintain the license.
     Another alternative for allocation of rights in the trademark and trade name is assignment of the rights to a separate intellectual property holding company that is jointly owned by both of the separated companies.4 The holding company would license the trademark and trade name to both separated companies, with the goodwill and value of the mark inuring to the benefit of the holding company owner/licensor, in which both separated companies participate. The issues associated with being a licensee rather than an owner of the mark (discussed above) would apply to both of the separated companies, but each also would have some degree of control (depending on the structure) over the holding company owner/licensor.
     Consent Requirements. To the extent the entity to be spun off has not operated on an entirely standalone basis, separation will require the assignment of assets, contracts and other rights, including leases, into separate corporate entities. Material agreements must be reviewed to determine assignability and the degree to which consents to assignment will be required to avoid a breach or termination of such agreements. Agreements must also be reviewed to insure that there are no provisions that would be unacceptable following a spin-off or sale (e.g., required inspection rights or information sharing with the entity to be sold or spun off). Furthermore, covenants in Company agreements which relate to the Company’s net worth or which prohibit transfers or dispositions of material assets may be violated as a result of the spin-off. Since these agreements may involve public debt, material leases or other important business matters pertaining to the Company, the Company should develop a strategy for dealing with required contractual consents or approvals prior to announcement of a spin-off.
     Regulatory Requirements. An analysis is also required as to whether there are any domestic or foreign governmental consents required in connection with the separation of the businesses to be spun off. The regulatory ramifications of a proposed spin-off should be carefully considered by the Board of Directors of the Company. For example, either the Company or Spinco (i) may be subject to regulatory provisions which require a spin-off to be approved by a regulatory authority, and (ii) may have licenses or permits which require the approval of a regulatory body prior to any transfer. In addition, if either Company has significant government contracts, domestic or foreign, they may provide for novation rights and raise security clearance issues in connection with a proposed assignment or change of control.
     6. Stock Exchange, Governance and Transitional Issues.
     Stock Exchange Listing. The Company and Spinco will need to make a decision as to where Spinco’s stock will be listed after the spin-off. A listing application with the stock exchange chosen should then be filed shortly after filing the Form 10 with the SEC (or after filing the Form S-1, in the case of a spin-off preceded by an initial public offering). Approval for listing upon notice of issuance should be obtained before the spin-off (or, if applicable, before closing the public offering). Prior to effectiveness of the spin-off (or the closing of the public offering), a when-issued trading market in the shares of the entity to be spun off may also develop.
     Corporate Governance of Spinco. The planning process for a spin-off must include the selection of a state of incorporation and appropriate charter and by-law provisions for Spinco. In selecting a state of incorporation, the Board may consider factors such as (i) the sophistication and flexibility of the state’s corporation law and judiciary, (ii) the existence of statutory anti-takeover protections, (iii) corporate

[4]	Tax and other issues associated with the implementation of this alterative are not discussed herein and should be carefully reviewed prior to implementation.

political considerations (e.g., support for the state in which the Company’s principal offices are located), and (iv) state income and franchise tax considerations. In addition to consideration of appropriate defensive provisions in the charter and by-laws, the size and composition of the Spinco board of directors, as well as board compensation and the structure of committees, must also be determined in accordance with applicable SEC and stock exchange requirements.
     Transitional or Ongoing Inter-company Relationships. After a spin-off, each of the Company and Spinco become standalone public companies. Some services that are shared by the businesses to be separated, such as legal, payroll or accounting, may have to be continued on an interim or transition basis after the separation of the businesses. Other inter-company arrangements may need to be set up on a longer term basis. The terms of inter-company arrangements, particularly any long-term arrangements, must be carefully structured and reviewed to ensure that they will not jeopardize the tax-free nature of the spin-off. In addition, each of the Company and Spinco must review the business relationships and arrangements between themselves to: (i) implement written agreements for all existing informal relationships which are to continue after the spin-off; (ii) make any desired extensions, modifications or terminations of existing formal relationships; and (iii) document future relationships which will be required during the transition period after the spin-off.
     The Company and Spinco typically enter into a spin-off or separation agreement which governs these inter-company relationships and allocations. This agreement typically addresses the capital structure for each of Spinco and the post-spin-off Company by providing for the repayment of inter-company debt, dividends and/or capital contributions, as appropriate. This agreement or separate agreements may cover allocation issues pertaining to taxes, insurance, intellectual property, employee benefits and litigation. These allocation issues must be addressed in the planning stage of a spin-off and may raise certain tax issues. The separation agreement also often provides for cross indemnities between the Company and Spinco with respect to potential tax and/or securities law liabilities relating to the spin-off as well as other liabilities which specifically relate to each entity’s business or which are specifically assumed by an entity.
     C. Securities Law Issues
          1. Disclosure. The Company must continually monitor whether, when and how to make disclosure of the Board’s strategic planning process relating to a spin-off. Under certain circumstances the Company may be required to disclose strategic plans which are under serious consideration by the Board (e.g., if the Company has an open market stock purchase program that remains operational). Furthermore, the Company may consider voluntarily disclosing strategic plans that are being seriously pursued. In any event, the disclosure should be carefully prepared and the Company should exercise care in communicating with the press, securities analysts and institutional stockholders.
          2. Registration under Securities Laws. The registration requirements under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”) relating to a spin-off depend on whether Spinco is a public company prior to the spin-off.5
     Exchange Act Registration. If Spinco is not a public company prior to the spin-off, the shares of Spinco must be registered with the Securities and Exchange Commission (the “SEC”) under the Exchange Act by means of a Form 10 Registration Statement. The Registration Statement contains an Information Statement which is mailed to all Company stockholders and which provides disclosure with respect to Spinco. The Form 10 is typically given a full review by the SEC, which typically takes at least six weeks

[5]	As discussed below, a corporation must “control” (i.e., 80% ownership of the total combined voting power of all classes entitled to vote and at least 80% of non-voting shares) a corporation whose stock is distributed in a spin-off for the spin-off to qualify for tax-free treatment. Parent companies generally may sell a portion of their equity interest in the subsidiary in an IPO prior to completing a tax-free spin-off as long as the “control” requirement is satisfied immediately prior to the spin-off.

to complete. Although this review process may result in substantial revisions, the Form 10 becomes a public document upon its initial filing with the SEC.
     The shares of Spinco stock distributed in the spin-off are then accompanied by the Information Statement. The Information Statement contains information relating to the spin-off and information about Spinco which is comparable to the information which would be contained in a prospectus for Spinco included in a registration statement on Form S-1 under the Securities Act. This information includes a description of Spinco’s business, management and compensation arrangements. The Information Statement also contains historical financial statements of Spinco and management’s discussion and analysis of Spinco’s results of operations and financial condition. If Spinco does not already have audited financial statements, audit work should commence in sufficient time to be completed for the initial Form 10 filing.
     If Spinco is a public company prior to the spin-off, the shares of Spinco have already been registered under the Exchange Act. Nevertheless, as discussed below, the Company must include an Information Statement with the shares of Spinco stock distributed to the Company’s stockholders. The SEC has also indicated that a shortened or condensed Information Statement, which essentially describes the spin-off and the impact of the spin-off on Spinco, may satisfy the information requirement for spun-off entities that were public companies prior to the spin-off (since such companies have been subject to Exchange Act reporting requirements prior to the spin-off).
     Securities Act Registration. With respect to the registration requirements under the Exchange Act, the SEC has taken the position in numerous no-action letters that the shares of a spun-off entity need not be registered if (i) a valid business purpose for the spin-off exists and (ii) stockholders of the distributing corporation receive adequate information regarding the spin-off in the form of an information statement or proxy statement from the distributing corporation. The SEC has consistently indicated that the filing of a Form 10 under the Exchange Act and the distribution of an Information Statement to Company stockholders prior to the spin-off satisfies the information requirement.
     The SEC Staff memorialized these positions in a Staff Legal Bulletin, where it indicated that Spinco will not be required to register its common stock under the Securities Act because the distribution of such stock is not a “sale” or other “disposition for value” within the meaning of Section 2(3) of the Securities Act, if the spinoff satisfies each of five conditions set forth in the SEC’s Staff Legal Bulletin No. 4 (September 16, 1997).6 Those conditions are as follows:
•	The parent (i.e., the distributing corporation) stockholders do not provide consideration for the spun-off shares.

•	The spin-off is pro-rata to the parent stockholders.

•	The parent provides adequate information about the spin-off and the subsidiary to its stockholders and to the trading markets; if, as seems likely, the spin-off vehicle is a non-reporting company under the Exchange Act, the parent provides adequate information if, by the date it spins-off the securities:
o	it gives its stockholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act.

o	the subsidiary registers the spun-off securities under the Exchange Act.
•	The parent has a valid business purpose for the spin-off; examples of valid business purposes[7] specified in the Legal Bulletin include:

[6]	Under Rule 145, a vote of the parent’s stockholders on an asset transfer to a not wholly-owned subsidiary requires Securities Act registration, even if the five conditions are otherwise satisfied.

[7]	The Legal Bulletin expresses the view that there is not a valid business for a spin-off when the purpose is:
o	creating a market in the spun-off securities without providing adequate information to the stockholders or to the trading markets.

o	the creation of a public market in the shares of a company that has minimal operations or assets.

o	the creation of a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company.
Other than the business purposes discussed above, the facts of a particular situation will determine whether the business purpose is valid. Accordingly, the parent must determine whether there is a valid business purpose for the spin-off.

o	permitting management to focus on specific business segments.

o	giving performance incentives to managers.

o	enhancing the financial strength of the entities.

o	enabling the companies to do business with each others’ competitors.
•	If the parent spins-off “restricted securities,” it has held those securities for at least one year.[8]
Note that although stockholders of the parent generally — where the requirements described above are met – receive unrestricted shares that can be sold immediately without registration under the Securities Act, a controlling stockholder of parent would receive restricted securities.
     D. Tax Issues
     1. Tax-Free Treatment of Spin-off. A spin-off must qualify under Code Section 355 in order to avoid taxable gain to the parent company and a taxable dividend to the parent company’s stockholders. Section 355 provides for tax-free treatment to the Company’s stockholders who are receiving stock of Spinco in the spin-off. In addition, if all of the requirements are met, the Company, as the distributing corporation, would avoid taxation on the built-in gain in the stock of Spinco being spun off.9
     In order for a spin-off to qualify for tax-free treatment under Section 355, the spin-off must comply with the following statutory and nonstatutory requirements:
(a)	The distributing-corporation must “control” (i.e., 80% ownership of the total combined voting power of all classes entitled to vote and at least 80% of non-voting shares) the corporation whose stock is distributed;

(b)	Solely stock or securities of the spun-off corporation can be distributed (although a limited amount of cash or other property (“boot”) is permitted);

(c)	The distribution must not be a “device” for the distribution of earnings and profits (that would otherwise constitute a taxable dividend to the stockholders);

(d)	Both corporations must, after the distribution, conduct an active business that has been conducted for at least five years and has not been acquired in a taxable transaction within that time, and the spin-off plan contemplated the continued operation of such businesses.

(e)	Enough stock of the spun-off corporation must be distributed to constitute “control” of the corporation;

[8]	The Legal Bulletin actually requires a two-year holding period, but a subsequent amendment to Rule 144 reduced the affiliate holding period to one year. The holding period does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third party.

[9]	The built-in gain consists of the spread between the fair market value of Spinco and the Company’s tax basis in the stock of Spinco.

(f)	The transaction must have a corporate business purpose; and

(g)	The continuity-of-interest requirement must be met.
     In addition, the tax implications of any restructuring transactions in anticipation of the spin-off (e.g., transfer of assets to Spinco) must be carefully considered in the context of the proposed spin-off.
     The requirements under IRC Section 355 are very detailed and require a thorough understanding of the history of the businesses of the distributing corporation and the spun-off subsidiary and events before and after the spin-off. Accordingly, any analysis of whether a specific proposed distribution of stock qualifies for tax-free treatment under Code Section 355 necessarily involves a detailed factual analysis which only the Company and its advisors are situated to undertake.
     2. IRS Ruling or Opinion of Counsel. A company planning a spin-off must determine whether to proceed on the basis of an opinion of tax counsel or whether a private letter ruling from the IRS should be obtained. There are advantages and disadvantages to both options. In recent years, an increasing number of spin-offs have been completed on the basis of an opinion of counsel as a result of the changes in the IRS’ private letter ruling practices with respect to spin-offs described below. A private letter ruling can provide a higher degree of assurance as to the tax results of a transaction, which may be desirable if the stakes involved (i.e., the magnitude of the potential tax) are high. Significantly, however, the IRS no longer will address key “business purpose” or “device” issues in its rulings, which diminishes the degree of assurance provided. The IRS has strict and sometimes unpredictable ruling guidelines, and there can be no guarantee that a favorable ruling can be obtained. A private letter ruling can also require a considerable period of time to obtain, although the IRS recently adopted an “expedited” ruling procedure pursuant to which the IRS generally endeavors to issue a ruling within 10 weeks.
     If the Company seeks an IRS ruling and the IRS refuses to issue a favorable ruling, the Company must decide whether to proceed with the spin-off on the basis of an opinion of counsel or to terminate the spin-off. This determination typically depends on many factors, including the amount of built-in gain at the corporate level in the Spinco stock and an analysis of the views of the IRS as expressed during the ruling process.
     3. Corporate Business Purpose. As set forth above, the regulations under Section 355 require a spin-off to be “motivated, in whole or substantial part, by one or more corporate purposes.” The business purpose must be a corporate business purpose and not a federal tax purpose or stockholder purpose. Thus, the business purpose must be more finite than just a general enhancement of stockholder value (even where investment bankers are willing to say that, following the spin-off, the pieces are more valuable than the whole). In addition, in order to qualify for Section 355 treatment, it must not be possible to achieve the business purpose by another non-taxable transaction (unless such alternative transaction is impractical or unduly expensive.)
     It is very important at the earliest planning stage of a spin-off to fully articulate the appropriate applicable business purpose for the spin-off. The business purpose to be so articulated must be one that actually motivates the transaction in “substantial part” but need not necessarily be the principal purpose for the spin-off or even the most important purpose. Business purposes that have been accepted by the IRS for ruling purposes include: (i) reduction of non-federal taxes; (ii) facilitation of tax-free acquisitions; (iii) separation to enhance profitability (e.g., to escape burdensome aspects of contracts, enhance access to government contracts, reduce insurance expense or obtain otherwise unavailable insurance coverage); (iv) employee compensation or equity interests; and (v) facilitation of additional financing (e.g., by facilitating a public offering, enhancing access to credit, raising credit limits or ratings).
     4. Possible Effect of Pre-Spin-Off Acquisition Discussions
     General. If the Company conducts discussions with third parties about purchasing part or all of the Company prior to a spin-off of Spinco, such discussions potentially could have an adverse effect upon the tax-free treatment of such spin-off. Such discussions leading to an acquisition of the Company or Spinco could cause the spin-off to fail the general requirements under Code Section 355(a), because the spin-off could be treated as an impermissible device to distribute earnings and profits.10 See Code Section 355(a)(1)(B). In addition, such discussions leading to an acquisition of the Company or Spinco could cause the spin-off, which otherwise satisfies the general requirements of Code Section 355(a), to fail the requirements under Code Section 355(e), because the spin-off could be treated as part of a plan by which one or more persons acquire 50% or more of the vote or value of the stock of the Company or Spinco.
     If the spin-off of Spinco does not qualify under the general requirements of Code Section 355(a), the Company will be taxed upon the appreciation in the Spinco stock and its stockholders will be subject to tax on the dividend attributable to the value of the Spinco stock. If the spin-off of Spinco fails only the requirements of Code Section 355(e), then the Company will be subject to tax on the appreciation in value attributable to the Spinco stock, but its stockholders would not be subject to tax in this instance.
     Based on the foregoing, the Company must be extremely careful in how it conducts any pre-spin-off acquisition discussions. For example, if the Company or Spinco issues at least 50% of its shares post-spin-off in a public offering and/or in one or more acquisitions, and such acquisitions and the spin-off of Spinco are found to be part of a plan under Code Section 355(e), then the Company would be subject to tax on the appreciation in the value of the Spinco stock over the Company’s tax basis in the Spinco stock. On the other hand, as noted below, these Code Section 355 rules that are affected by pre-spin-off discussions can in some circumstances incentivize a third party buyer to make its best bid for the Company prior to a spin-off of Spinco. Finally, the Company and its advisors are uniquely positioned to assess whether the Company has sufficient independent non-acquisitive corporate business purposes for the later spin-off of Spinco in light of the issues created by the Company discussing with third parties the sale of part or all of the Company.
     The Device Rule. If the Company engages in discussions prior to the spin-off of Spinco that lead to an agreement or negotiation for sale of the Company or Spinco after the spin-off, such discussions may cause the spin-off to fail the general requirements under Code Section 355(a), because such sale may be evidence of a device to distribute earnings and profits.11 Any post-distribution taxable sale of stock is “evidence” of a device.12 Generally, the evidence of a device will be stronger if the time period between the distribution and sale is short and the amount sold is more substantial.13 If a post-distribution taxable stock sale is negotiated prior to the distribution, it is “substantial evidence” of a device.14 A sale or exchange is treated as made pursuant to an arrangement negotiated or agreed upon before the distribution if enforceable rights to buy or sell existed before the distribution.15 If a sale or exchange was discussed by the buyer and the seller before the distribution and was reasonably to be anticipated by both parties, then the sale or exchange will ordinarily be considered to be pursuant to an arrangement negotiated or agreed upon before the distribution.16 If these device factors are not outweighed by non-device factors such as a substantial independent corporate business purpose, then the spin-off will not qualify under the

[10]	A post-spin-off sale of the stock of the Company or Spinco could also cause the spin-off not to qualify under Code Section 355(a), because the spin-off may not satisfy the continuity of stockholder interest requirement.

[11]	Code Section 355(a)(1)(B); Treas. Reg. §1.355-2(d)(2)(iii)(A).

[12]	Treas. Reg. §1.355-2(d)(2)(iii)(C).

[13]	Treas. Reg. §1.355-2(d)(2)(iii)(A).

[14]	Treas. Reg. §1.355-2(d)(2)(iii)(B).

[15]	Treas. Reg. § 1.355-2(d)(2)(iii)(D).

[16]	Id.

general rules under Code Section 355(a).17 A post spin-off non-taxable disposition of the Company or Spinco would generally not be treated as evidence of a device.18
     Code Section 355(e). A spin-off of Spinco by the Company that otherwise would be tax-free to the Company and its stockholders under the general rules of Code Section 355(a), could be taxable to the Company under Code Section 355(e) if the spin-off distribution is part of a plan pursuant to which one or more persons acquire 50% or more of the vote or value of the stock of the Company or Spinco.19 Under Code Section 355(e), a plan is presumed to exist if one or more persons acquire directly or indirectly stock representing 50% or more of the vote or value in the distributing or controlled corporation during the four-year period beginning on the date which is two years before the date of distribution. Code Section 355(e)(2)(B).
     The Treasury Regulations look for the existence of discussions among certain persons to determine whether such plan existed at the time of the spin-off. Generally, an acquisition (other than a public offering) and a spin-off are part of a plan only if there was an “agreement, understanding, arrangement or substantial negotiations” regarding the acquisition or a similar acquisition at some point during the two-year period ending on the date of distribution.20 An “agreement, understanding or arrangement” requires an agreement on the important economic terms, but not all the terms.21 “Substantial negotiations” occur once the significant economic terms, such as pricing or exchange ratio, have been discussed.22 It is clear that “substantial negotiations” requires bilateral negotiations. The relevant parties with respect to an “agreement, understanding, arrangement or substantial negotiation” include the officers, directors, and controlling stockholders (stockholders who own, directly or indirectly, 5 percent or more of the stock who directly participate in management or operations) of distributing, controlled or acquiring or any other person acting upon the implicit or explicit permission of such parties (e.g., an investment banker) (hereinafter “Discussant Parties”).23 Finally, an actual acquisition (other than a public offering) is similar to a prior potential acquisition, if the actual acquisition involves the direct or indirect combination of all, or a significant portion of the same business operations as would have been effected by such other potential acquisition.24 The timing and terms of the similar acquisition can be different than the prior potential acquisition. An actual acquisition will not be treated as similar to a prior potential acquisition if owners of the actual acquiror and the prior potential acquiror are substantially different.25
     Observations.
     1. Observation 1 alerts you to the fact that the Company can entertain discussions concerning the (taxable or tax free) disposition of the Company or Spinco provided that if either (i) the discussions rise to the level of “substantial negotiations” under Code Section 355(e) or (ii) the discussions could cause the

[17]	Treas. Reg. § 1.355-2(d)(1). For example, a non-device factor could be built-in to the distribution of Spinco stock by distributing the Spinco stock to a portion of the Company’s stockholders in redemption of their shares. This type of Code Section 355(a) transaction is called a “split-off”. See Treas. Reg. § 1.355-2(d)(5)(i), (iv).

[18]	Treas. Reg. §1.355-2(d)(2)(iii)(E).

[19]	Code Section 355(e)(2)(A).

[20]	Treas. Reg. §1.355-7(b)(2).

[21]	Treas. Reg. §1.355-7(h)(l)(iii).

[22]	Treas. Reg. §1.355-7(h)(1)(iv).

[23]	Treas. Reg. § 1.355-7(h)(1)(i), (ii), (iv) and (v).

[24]	Treas. Reg. § 1.355-7(h)(12).

[25]	Id. This memorandum does not address the particular rules under Code Section 355(e) with respect to public offerings. Public offerings are considered acquisitions under Code Section 355(e) which must be taken into account. See Treas. Reg. § 1.355-7(j), Ex. 2. Generally, discussions between the Discussant Parties and an investment banker must be carefully monitored to determine if a spin-off and the acquisition of shares pursuant to a public offering are pursuant to a plan. See Treas. Reg. § 1.355-7(h)(1)(vi).

post-spin-off taxable sale to be reasonably anticipated by the parties under the device rule, the Company and Spinco would likely agree in the event of a spin-off of Spinco to prohibit each of them from being acquired for the two-year period following the spin-off by the same person or person(s) (“Prohibited Parties”) that would cause such actual post-spin-off acquisition to be deemed to be the same acquisition or a similar acquisition to the prior potential acquisition.
     It would be consistent with standard practice for the Company and Spinco to agree to indemnify the other for any tax liability arising as a result of, among other things, a Prohibited Party or other third party purchasing the Company or Spinco within the two-year period after the spin-off. In effect, the Prohibited Party or other third party purchaser would bear the cost of such indemnity.
     2. For purposes of acquisitions addressed under Observation 1, a significant stockholder (e.g, 5% or greater) of the Company should not participate in discussions concerning potential acquisitions on behalf of the Company or the acquisition because they may be deemed to be a “controlling stockholder” for purposes of Code Section 355(e). The Company may take the position that “substantial negotiations” exist if such a stockholder on its own accord had previous conversations with a potential acquiror and then notifies the Company of such discussions. If the Company believes that substantial negotiations have occurred, this Observation 2 alerts you to the fact that any parties so contacted potentially could be treated as Prohibited Parties.
     3. The Company may treat an investment banker as a party who is acting with “explicit or implicit” approval of a Discussant Party. Thus, this Observation 3 alerts you to the fact that the Company may require that any third party that an investment banker contacts concerning the acquisition of all or part of the Company be treated as a Prohibited Party.
     4. As noted above, it is very important that the Company have a substantial independent corporate business purpose for the spin-off of Spinco that cannot be achieved by an alternative tax-free transaction in order for the spin-off to be tax-free pursuant to Code Section 355(a). In particular, if the Company or Spinco is acquired by a third party, in a taxable acquisition after the spin-off, this acquisition could disqualify the prior tax-free spin-off even if the Company did not have any discussions with this third party prior to the spin-off. In this circumstance, a post-spin-off taxable sale is evidence of a device which must be outweighed by non-device factors, such as a substantial independent corporate business purpose. For this purpose, the fact that the spin-off of Spinco would achieve greater stock values would not be a sufficient independent corporate business purpose if the spin-off was only pursued because the sale of the Company did not obtain the desired sales price. Thus, this Observation 4 alerts you to the fact that the Company is likely to require that there exist one or more substantial independent corporate business purposes for the spin-off of Spinco that involves purposes other than an acquisitive business purpose; e.g., to achieve cost savings, to provide fit and focus, or to achieve lower cost of funding. Only the Company can assess whether it has sufficient independent non-acquisitive corporate business purposes for a spin-off of Spinco in light of the issues created by engaging in discussions with third parties to purchase part or all of the Company.
     Potential Impact of Possibility of Subsequent Spin-off on Discussions with Potential Acquirors. If the Company spins-off Spinco, it is likely that the Company and Spinco would enter into an indemnification agreement that would indemnify the other party for any tax liabilities arising from a sale of the respective company to a Prohibited Party or any third party during the two-year period following the spin-off. As a result of this indemnification obligation, any purchaser of the Company or Spinco after the spin-off would want to make sure that it did not have any discussions with the Company that would cause the spin-off of Spinco to fail the device rule or Code Section 355(e). Moreover, if a potential purchaser becomes a Prohibited Party, then under Observation 1 and a typical indemnification agreement, such potential purchaser would be prohibited from purchasing the Company or Spinco for two years. Based on the foregoing, potential buyers of the Company or Spinco would be incentivized to make their best offers and close prior to a spin-off because if their offers are not accepted, the potential buyer would be treated as a Prohibited Party that generally could not acquire the Company or Spinco until a two-year period has elapsed.

     Any federal tax advice contained herein is not to be used for, and the recipient cannot use such advice for, the purpose of avoiding any penalties asserted under the Internal Revenue Code. If the foregoing contains federal tax advice, and if the foregoing is distributed to a person other than the addressee, each additional and subsequent reader hereof is notified that such advice was written solely to support the explanation of the transaction or matter addressed herein. In that event, each such reader should seek advice from an independent tax advisor with respect to the transaction or matter addressed herein based on such reader’s particular circumstances.